SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                   Midcoast Energy Resources Inc.
               (Successor to Nugget Oil Corporation)
                         (Name of Issuer)



                          Common Stock
                  (Title of Class of Securities)


                            59563W104

                          (CUSIP Number)


Robert G. Reedy, 700 Louisiana, 35th Floor, Houston,Texas 77002 (713) 226-0600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           August 14, 1996

     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.        59563W  10  4

Page 2 of 6 Pages


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Magic Gas Corp. (formerly known as Midcoast Natural Gas, Inc.)
     76-0304910


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)
                                                                       (b)



3
SEC USE ONLY




4
SOURCE OF FUNDS*

     00


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)




6
CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America



                                  NUMBER OF

                                    SHARES

                                 BENEFICIALLY

                                   OWNED BY

                                     EACH

                                  REPORTING

                                    PERSON

                                     WITH
7
SOLE VOTING POWER

     611,740



8
SHARED VOTING POWER

     0



9
SOLE DISPOSITIVE POWER

     611,740



10
SHARED DISPOSITIVE POWER

     0


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING POWER

     611,740


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.5%


14
TYPE OF REPORTING PERSON*

     CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                           SCHEDULE 13D

                           Magic Gas Corp.

Item 1.  Security and Issuer.

     This statement relates to the common stock, $.01 par value per share (the "Common Stock") of Midcoast Energy Resources, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Louisiana, Suite 2950, Houston, Texas 77002.


Item 2. Identity and Background.

     This Statement is being filed by Magic Gas Corp., a Texas corporation ("Magic") (formerly known as Midcoast Natural Gas, Inc.), which is engaged primarily in the ownership of natural gas transmission and distribution facilities. The principal business and office address of Magic is 1100 Louisiana, Suite 2950, Houston, Texas 77002. All of the outstanding capital stock of Magic is owned by Dan C. Tutcher and Kimberly Tutcher, as Husband and Wife. Dan C. Tutcher and Kimberly Tutcher are the sole directors of Magic. Dan
C. Tutcher is the President, and Kimberly Tutcher is the Vice President of Magic. Dan C. Tutcher is also President, Chairman of the Board, and Chief Executive Officer of the Issuer. Mr. Tutcher previously served as a director of Nugget Oil Corporation ("Nugget"), a predecessor of the Issuer and a Minnesota corporation. Neither Magic, Dan C. Tutcher nor Kimberly Tutcher has been, during the last five years (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dan C. Tutcher and Kimberly Tutcher are both citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

     On September 15, 1992, pursuant to the Plan of Reorganization of Nugget, as approved by the United States Bankruptcy Court for the Southern District of Texas, Corpus Christi Division (the "Bankruptcy Court"), Nugget was merged with and into the Issuer (the "Nugget Merger"). At the time of the Nugget Merger, the Common Stock was deemed registered with the Securities and Exchange Commission (the "SEC") under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Rule 12g-3(a). In connection with the Offering (hereinafter defined) the Issuer filed a Form 8-A registering its Common Stock under Section 12(b) of the Exchange Act. An explanation of the Plan of Reorganization is presented in Item 3 of the First Amended Schedule 13D dated on November 23, 1992 (attached hereto as Exhibit 99).

     Pursuant to such Plan of Reorganization (the "Plan") and the other transactions ordered by the Bankruptcy Court in connection therewith, Magic became the owner of record of 137,020 shares of Common Stock. Additionally, Magic became the owner of record of 100,000 shares of the Preferred Stock.

     On August 5, 1996, the Issuer effected a 4.460961 for 1 split in the Issuer's Common Stock. This stock split increased Magic's ownership to 611,240 shares of Common Stock, as of the date of this stock split, but had no dilutive effect on Magic's percentage ownership.

Item 4. Purpose of Transaction.

     On August 14, 1996, the Issuer closed an underwritten public offering of 1,000,000 shares of Common Stock (the "Offering"), which reduced Magic's percentage ownership of the Issuer to 24.5%. One of the transactions contemplated in connection with the Offering was the Issuer's elimination of the entire class of Preferred Stock. Accordingly, on May 21, 1996, pursuant to Board and majority stockholder approval, the Issuer redeemed all 100,000 shares of Magic's Preferred Stock, as well as all other shares of Preferred Stock owned by other stockholders to enable the Issuer to eliminate the entire class of Preferred Stock. The elimination of the class of Preferred Stock was accomplished on July 26, 1996 through an amendment to the Issuer's articles of incorporation.

     Magic acquired all but 500 shares of the securities of the Issuer pursuant to the Plan referred to in Item 3. Except as set forth in the Issuer's registration statement on Form SB-2 (No. 333-4643) as filed with the SEC in connection with the Offering, neither Magic nor Dan C. Tutcher nor Kimberly Tutcher has any present plan or proposal, or any knowledge of any plan or proposal, which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. Magic, Dan C. Tutcher or Kimberly Tutcher may from time to time and at any time reconsider any or all of the activities which may result in any of the actions set forth in such Item 4.

Item 5.        Interest in Securities of the Issuer.

(a) Magic is the owner of record or beneficial owner of 611,740 shares of Common Stock (approximately 24.5% of the outstanding shares of Common Stock) as of the date hereof.

(b) Dan C. Tutcher and Kimberly Tutcher have the sole power to vote all 611,740 shares of the Common Stock held by Magic. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(c) Except as described herein, neither Magic, Dan C. Tutcher nor Kimberly Tutcher has engaged in any transaction in the Common Stock during the past 60 days that would trigger a reporting requirement pursuant to Section 13d except as set forth in this Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     Another transaction that was entered into in connection with the Offering was the termination of the Shareholder Agreement to which Magic was a party. Accordingly, on May 13, 1996, the Issuer, Magic, Stevens G. Herbst and Kenneth
B. Holmes, Jr. terminated a Shareholder Agreement between said parties dated November 16, 1992. The Termination Agreement is attached hereto as Exhibit A.

     Except as described herein there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Magic, Dan C. Tutcher or Kimberly Tutcher and any other person with respect to any securities of the Issuer.


Item 7. Material to be Filed as Exhibits.

 Exhibit A.     Termination Agreement, dated as of May 13, 1996, by and among
                Midcoast Energy Resources, Inc., Magic Gas Corp., Stevens G.
                Herbst and Kenneth B. Holmes, Jr.

 Exhibit 99. First Amended Schedule 13D for Magic Gas Corporation (formerly known as Midcoast Natural Gas, Inc.) dated November 23, 1996.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, Magic Gas Corp., certifies that the information set forth in this statement is true, complete and correct,

     DATED:  August 27, 1996.

                                     MAGIC GAS CORP., a Texas corporation


                              By:/S/ Dan C. Tutcher
                                Dan C. Tutcher, President